PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158385
Dated January 18, 2012



Optimization

HSBC USA Inc. Buffered Return Optimization Securities
$1,740,000 Linked to the Spot Price of Gold due January 23, 2014

Investment Description

These Buffered Return Optimization Securities Linked to the spot price of Gold (the "Reference Asset") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC"), which we refer to as the "Securities". The Securities will rank equally with all of HSBC's other unsecured and unsubordinated debt obligations. If the Reference Return is positive, HSBC will repay the Principal Amount at maturity plus pay an amount equal to the Multiplier of 1.5 times the Reference Return, up to the Maximum Gain of 24.00%. If the Reference Return is zero or negative but the percentage decline from the Initial Price to the Final Price is less than or equal to the 10% Buffer, HSBC will repay the full Principal Amount at maturity. However, if the Reference Return is negative and the percentage decline from the Initial Price to the Final Price is more than the 10% Buffer, HSBC will pay less than the full Principal Amount at maturity, resulting in a loss of principal to investors that is equal to the Reference Asset's decline in excess of 10%. **Investing in the Securities involves significant risks. HSBC will not pay any interest on the Securities. You may lose up to 90% of your Principal Amount if the Reference Return is less than -10%. The downside market exposure to the Reference Asset is buffered only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Enhanced Growth Potential:** At maturity, the Securities enhance any positive Reference Return up to the Maximum Gain. If the Reference Return is negative, investors may be exposed to the negative Reference Return at maturity, subject to the Buffer.

❑ **Buffered Downside Market Exposure:** If the Reference Return is zero or negative, but the percentage decline of the Final Price below the Initial Price is less than or equal to the 10% Buffer, HSBC will repay the full Principal Amount at maturity. However, if the Reference Return is negative and the percentage decline of the Final Price below the Initial Price is more than the 10% Buffer, HSBC will pay less than the full Principal Amount at maturity resulting in a loss of principal to investors that is equal to the decline in the Reference Asset in excess of 10%. Accordingly, you could lose up to 90% of the Principal Amount. The downside market exposure to the Reference Asset is buffered only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Trade Date	January 18, 2012
Settlement Date	January 23, 2012
Final Valuation Date[1]	January 17, 2014
Maturity Date[1]	January 23, 2014

[1] Subject to adjustment as described under "Supplemental Information Relating to the Terms of the Securities – Market Disruption Events"

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE REFERENCE ASSET, SUBJECT TO THE BUFFER, WHICH CAN RESULT IN A LOSS OF UP TO 90% OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 7 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC USA Inc. is offering Buffered Return Optimization Securities linked to the gold spot price. The return on the Principal Amount is subject to, and will not exceed, the predetermined Maximum Gain. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below. The Maximum Gain for the Securities is listed below.

Reference Asset	Multiplier	Maximum Gain	Buffer	Initial Price	CUSIP	ISIN
Gold	1.5	24.00%	10%	$1,647.00	40433K629	US40433K6293

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangement.

	Price to Public(1)	Underwriting Discount(1)	Proceeds to Us
Per Security	$10.00	$0.20	$9.80
Total	$1,740,000.00	$34,800.00	$1,705,200.00

(1) UBS Financial Services Inc. will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.80 per Security, and will not receive a sales commission with respect to such sales. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to one offering linked to the Reference Asset identified on the cover page. The Reference Asset described in this pricing supplement is a reference asset as defined in the prospectus supplement, and the Securities being offered hereby are "notes" for purposes of the prospectus supplement. As a purchaser of a Security, you will acquire an investment instrument linked to the Reference Asset. Although the Security offering relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Reference Asset, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this pricing supplement and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated April 9, 2009:
  www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to "HSBC", "we", "the Issuer", "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to "accompanying prospectus" mean the HSBC prospectus dated April 2, 2009.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your Principal Amount.
- You can tolerate the loss of up to 90% of your Principal Amount and you are willing to make an investment that has similar downside market risk as a hypothetical investment in the Reference Asset, subject to the Buffer, at maturity.
- You believe the Reference Asset will appreciate over the term of the Securities and that the appreciation is unlikely to exceed the Maximum Gain of 24.00%.
- You understand and accept that your potential return is limited by the Maximum Gain and you are willing to invest in the Securities based on the Maximum Gain of 24.00%.
- You are willing to hold the Securities to maturity, a term of two years, and accept that there may be little or no secondary market for the Securities.
- You do not seek current income from your investment.
- You understand the risks inherent in an investment in commodities generally, and gold specifically.
- You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations you may not receive any amounts due to you including the repayment of your principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your Principal Amount.
- You cannot tolerate the loss of up to 90% of your Principal Amount and you are not willing to make an investment that has similar downside market risk as a hypothetical investment in the Reference Asset, subject to the Buffer, at maturity.
- You seek an investment that provides a full return of principal at maturity.
- You believe that the price of the Reference Asset will decline during the term of the Securities, or you believe the Reference Asset will appreciate over the term of the Securities by a percentage that exceeds the Maximum Gain.
- You seek an investment that has unlimited return potential without a cap on appreciation.
- You are unwilling to invest in the Securities based on the Maximum Gain of 24.00%.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from this investment.
- You are unable or unwilling to hold the Securities to maturity, a term of two years, or you seek an investment for which there will be an active secondary market.
- You do not understand the risks inherent in an investment in commodities generally, and gold specifically.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 7 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security for brokerage account holders; $9.80 per Security for advisory account holders.
Principal Amount	$10 per Security. The Payment at Maturity will be based on the Principal Amount per Security.
Term	2 years
Reference Asset	Gold, represented by the price of one troy ounce of gold as described in "Official Closing Price" below.
Payment at Maturity (per $10 Principal Amount Security) [1]	You will receive a cash payment at maturity linked to the performance of the Reference Asset during the term of the Securities. **If the Reference Return is greater than zero**, HSBC will pay you an amount equal to the lesser of: (A) $10 + ($10 × Reference Return × Multiplier); and (B) $10 + ($10 × Maximum Gain). **If the Reference Return is zero or negative, but the Reference Asset's percentage decline is not more than the Buffer,** HSBC will pay you the $10 Principal Amount. **If the Reference Return is negative and the Reference Asset's percentage decline is more than the Buffer**, HSBC will pay you an amount calculated as follows: $10 + [$10 × (Reference Return + Buffer)] ***In this case you could lose up to 90% of your Principal Amount.***
Multiplier	1.5
Maximum Gain	24.00%
Buffer	10%
Reference Return	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price	$1,647.00, which was the Official Closing Price of the Reference Asset on the Trade Date.
Final Price	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price	The Official Closing Price of the Reference Asset on any scheduled trading day will be the price of one troy ounce of gold, stated in U.S. dollars, as reported by the London Bullion Market Association (the "LBMA") during the afternoon gold price fixing which starts at 3:00 p.m. London, England time, on such day and displayed on Reuters page "GOFO" or any successor page, as determined by the Calculation Agent.
CUSIP / ISIN	40433K629 / US40433K6293
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Indenture and Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Investment Timeline

Trade Date

The Initial Price is determined. The Maximum Gain is set.

Maturity Date

The Final Price and Reference Return are determined as of the Final Valuation Date.

If the Reference Return is positive, HSBC will pay you a cash payment per Security that provides you with your $10 Principal Amount plus a return equal to the Reference Return *multiplied* by the Multiplier, subject to the Maximum Gain. Your payment at maturity per $10.00 Principal Amount Security will be equal to the lesser of:

(A) $10 + ($10 × Reference Return × Multiplier); and
(B) $10 + ($10 × Maximum Gain).

If the Reference Return is between 0% and -10%, inclusive, HSBC will pay you a cash payment of $10.00 per $10.00 Security.

If the Reference Return is less than -10%, HSBC will pay you a cash payment that is less than your Principal Amount of $10.00 per Security, resulting in a loss of principal that is equal to the percentage decline of the Reference Asset in excess of the Buffer, and equal to:

$10.00 + [$10.00 x (Reference Return + Buffer)]

Under these circumstances, you could lose up to 90% of the Principal Amount of your Securities depending on how much the price of the Reference Asset decreases over the term of the Securities.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 90% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[1] Payment at maturity and any repayment of principal is provided by HSBC USA INC., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. Additionally, it is possible that the Internal Revenue Service ("IRS") could assert that the Securities should be treated as giving rise to "collectibles" gain or loss if you hold your Securities for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Securities is not a sale or exchange of a collectible but is rather a sale or exchange of a pre-paid forward or other executory contract that reflects the value of a collectible. "Collectibles" gain is currently subject to tax at marginal rates of up to 28%. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to the Initial Price. We cannot predict the Final Price of the Reference Asset. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Asset. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Principal Amount of Securities on a hypothetical offering of the Securities. The scenario analysis provides different hypothetical returns depending on the purchase price of the Securities.

The following scenario analysis and examples reflect the Initial Price of $1,647.00, the Maximum Gain of 24.00% and the Multiplier of 1.5.

Example 1 — **The price of the Reference Asset increases from an Initial Price of $1,647.00 to a Final Price of $1,729.35.** The Reference Return is calculated as follows:

$$($1,729.35 - $1,647.00) / $1,647.00 = 5.00\%$$

Because the Reference Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

(A) $10.00 + ($10.00 × Reference Return × Multiplier), and

(B) $10.00 + ($10.00 × Maximum Gain)

= the lesser of (A) $10.00 + ($10.00 × 5.00% × 1.5) and (B) $10.00 + ($10.00 × 24.00%)

= the lesser of (A) $10.00 + ($10.00 × 7.50%) and (B) $10.00 + ($10.00 × 24.00%)

=$10.00 + ($10.00 × 7.50%)

=$10.00 + $0.75

=$10.75

Because the Reference Return of 5.00% multiplied by the Multiplier is less than the Maximum Gain of 24.00%, for each $10.00 Principal Amount of Securities, HSBC will pay you $10.75, resulting in a total return on the Securities of 7.50% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 9.69% for purchases by advisory accounts at $9.80 per $10.00 Principal Amount.

Example 2 — **The price of the Reference Asset increases from an Initial Price of $1,647.00 to a Final Price of $2,141.10.** The Reference Return is calculated as follows:

$$($2,141.10 - $1,647.00) / $1,647.00 = 30.00\%$$

Because the Reference Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

(A) $10.00 + ($10.00 × Reference Return × Multiplier), and

(B) $10.00 + ($10.00 × Maximum Gain)

= the lesser of (A) $10.00 + ($10.00 × 30.00% × 1.5) and (B) $10.00 + ($10.00 × 24.00%)

= the lesser of (A) $10.00 + ($10.00 × 45.00%) and (B) $10.00 + ($10.00 × 24.00%)

=$10.00 + ($10.00 × 24.00%)

=$10.00 + $2.40

=$12.40

Because the Reference Return of 30.00% multiplied by the Multiplier is greater than the Maximum Gain of 24.00%, for each $10.00 Principal Amount of Securities, HSBC will pay you $12.40, the maximum payment on the Securities, resulting in a total return on the Securities of 24.00% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 26.53% for purchases by advisory accounts at $9.80 per $10.00 Principal Amount.

Example 3 — **The price of the Reference Asset decreases from an Initial Price of $1,647.00 to a Final Price of $1,564.65.** The Reference Return is calculated as follows:

$$($1,564.65 - $1,647.00) / $1,647.00 = -5.00\%$$

Because the Reference Return is negative, but the Reference Asset's percentage decline of 5% is less than the Buffer of 10%, at maturity, for each $10.00 Principal Amount of Securities, HSBC will pay you the $10.00 Principal Amount, resulting in a zero percent return for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and a 2.04% return for purchases by advisory accounts at $9.80 per $10.00 Principal Amount.

Example 4 — **The price of the Reference Asset decreases from an Initial Price of $1,647.00 to a Final Price of $1,152.90.** The Reference Return is calculated as follows:

$$($1,152.90 - $1,647.00) / $1,647.00 = -30.00\%$$

Because the Reference Return is negative and the Reference Asset's percentage decline of 30% is more than the Buffer of 10%, at maturity, for each $10.00 Principal Amount of Securities HSBC will pay you an amount equal to the Principal Amount reduced by 1% for every 1% by which the Reference Asset's percentage decline exceeds the Buffer, and the Payment at Maturity is calculated as follows:

$$\$10.00 + [\$10.00 \times (\text{Reference Return} + \text{Buffer Amount})]$$

=$10.00 + [$10.00 × (-30.00% + 10.00%)]
=$10.00 + [$10.00 × -20.00%]
=$10.00 - $2.00
=$8.00

In this scenario, the total loss on the Securities is 20% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 18.37% for purchases by advisory accounts at $9.80 per $10.00 Principal Amount.

Hypothetical Final Price	Hypothetical Reference Return	Multiplier	Hypothetical Payment at Maturity	Hypothetical Return on Securities Purchased at $10.00 (1)	Hypothetical Return on Securities Purchased at $9.80 by Advisory Accounts (2)
$3,294.00	100.00%	1.5	$12.400	24.00%	26.53%
$3,129.30	90.00%	1.5	$12.400	24.00%	26.53%
$2,964.60	80.00%	1.5	$12.400	24.00%	26.53%
$2,799.90	70.00%	1.5	$12.400	24.00%	26.53%
$2,635.20	60.00%	1.5	$12.400	24.00%	26.53%
$2,470.50	50.00%	1.5	$12.400	24.00%	26.53%
$2,305.80	40.00%	1.5	$12.400	24.00%	26.53%
$2,141.10	30.00%	1.5	$12.400	24.00%	26.53%
$1,976.40	20.00%	1.5	$12.400	24.00%	26.53%
$1,910.52	16.00%	1.5	$12.400	24.00%	26.53%
$1,729.35	5.00%	1.5	$10.750	7.500%	9.69%
$1,688.18	2.50%	1.5	$10.375	3.750%	5.87%
$1,647.00	0.00%	N/A	$10.000	0.00%	2.04%
$1,605.83	-2.50%	N/A	$10.000	0.00%	2.04%
$1,564.65	-5.00%	N/A	$10.000	0.00%	2.04%
$1,482.30	-10.00%	N/A	$10.000	0.00%	2.04%
$1,399.95	-15.00%	N/A	$9.500	-5.00%	-3.06%
$1,317.60	-20.00%	N/A	$9.000	-10.00%	-8.16%
$1,152.90	-30.00%	N/A	$8.000	-20.00%	-18.37%
$988.20	-40.00%	N/A	$7.000	-30.00%	-28.57%
$823.50	-50.00%	N/A	$6.000	-40.00%	-38.78%
$658.80	-60.00%	N/A	$5.000	-50.00%	-48.98%
$494.10	-70.00%	N/A	$4.000	-60.00%	-59.18%
$329.40	-80.00%	N/A	$3.000	-70.00%	-69.39%
$164.70	-90.00%	N/A	$2.000	-80.00%	-79.59%
$0.00	-100.00%	N/A	$1.000	-90.00%	-89.80%

(1) This "Hypothetical Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $10 per Security for all brokerage account holders.

(2) This "Hypothetical Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $9.80 per Security, which is the purchase price for investors in advisory accounts. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss:** The Securities differ from ordinary debt securities in that HSBC is not necessarily obligated to repay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. If the Reference Return is negative and the Reference Asset's percentage decline is more than 10%, HSBC will pay you less than your Principal Amount at maturity resulting in a loss of principal equal to the negative Reference Return in excess of the 10% Buffer. Accordingly, you could lose up to 90% of the Principal Amount of the Securities.

♦ **Downside Market Exposure is Buffered Only if You Hold the Securities to Maturity:** You should be willing to hold your Securities to maturity. If you are able to sell your Securities in the secondary market, you may have to sell them at a loss even if the price of the Reference Asset has not declined by more than the Buffer.

♦ **The Multiplier Applies Only if You Hold the Securities to Maturity:** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Reference Asset's return even if such return is positive and when magnified by the Multiplier does not exceed the Maximum Gain. You can receive the full benefit of the Multiplier and earn the potential Maximum Gain on the Principal Amount from HSBC only if you hold your Securities to maturity.

♦ **Maximum Gain:** You will not participate in any increase in the price of the Reference Asset (as magnified by the Multiplier) beyond the Maximum Gain of 24.00%, which could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE PRINCIPAL AMOUNT GREATER THAN THE MAXIMUM GAIN**. As a result, your return on the Securities is limited and could be less than a hypothetical direct investment in the Reference Asset.

♦ **No Interest Payments:** HSBC will not make any interest payments with respect to the Securities.

♦ **The Securities are Subject to the Credit Risk of the Issuer:** The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **No Ownership of Gold or Other Gold-Related Contracts:** As a holder of the Securities, you will not receive the return you would receive if you had actually purchased gold or exchange-traded or over-the-counter instruments based on gold. You will not have any rights that holders of such assets or instruments would have.

♦ **The Price of the Reference Asset and the Value of the Securities May be Affected by Currency Exchange Fluctuations:** The Official Closing Price is determined in U.S. dollars. As a result, appreciation of the U.S. dollar will increase the relative cost of the Reference Asset for foreign consumers, thereby potentially reducing demand for the Reference Asset. As a result, the price of the Reference Asset and the value of the Securities may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies. In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile, and this volatility may continue in the future. However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the Securities.

♦ **The Securities Lack Liquidity:** The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid by brokerage account holders when the Securities were purchased and therefore will generally be lower than such purchase price.

♦ **Prices of Commodities are Characterized by High and Unpredictable Volatility** — Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors. The prices of commodities may be highly cyclical and are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the Securities to be more volatile than the values of such traditional securities.

♦ **The Price of the Reference Asset May Change Unpredictably, Affecting the Value of your Securities in Unforeseeable and Potentially Negative Ways:** The price of gold is primarily affected by the global demand for, and supply of, gold. The market for gold bullion is global and the price of gold is subject to volatile price movements over short periods of time and is affected by numerous factors, including macroeconomic factors such as the structure of and confidence in, the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which gold prices are generally quoted; interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other changes or events. The price of gold may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, the price of gold may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. These factors may affect the price of the Reference Asset and, therefore, the value of your Securities in varying, unpredictable and potentially negative ways. For additional information about the Reference Asset, see "Description of the Reference Asset" below.

♦ **There are Certain Risks Relating to the Official Closing Price being Determined by LBMA Including the Membership of HSBC Bank USA, N.A. in the LBMA:** Your Securities are linked to the performance of gold. The Official Closing Price of gold will be determined by reference to the afternoon fixing price reported by the LBMA. The LBMA is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives. Although all members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of the Reference Asset may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices at which commodities trade on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon gold fixing. In addition, HSBC Bank USA, N.A., an affiliate of ours, is a member of the LBMA. HSBC Bank USA, N.A. will have no obligation to consider your interests as a holder of the Securities in determining the LBMA afternoon gold fixing on any day. For additional information about the Reference Asset, see "Description of the Reference Asset" below.

♦ **The Securities will Not be Regulated by the U.S. Commodity Futures Trading Commission (the "CFTC"):** Unlike an investment in the Securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a "commodity pool operator" (a "CPO"). Because the Securities will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Securities will not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). We are not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

♦ **Price Prior to Maturity:** The market price of the Securities will be influenced by many factors including the price of the Reference Asset, volatility of the price of gold, global supply and demand for gold, the time remaining to maturity of the Securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦ **Potential HSBC Impact on Price:** Trading or transactions by HSBC USA Inc. or any of its affiliates in the Reference Asset or in futures, options, exchange-traded funds or other derivative products on the Reference Asset, may adversely affect the market value of the Reference Asset, and, therefore, the market value of the Securities.

♦ **Impact of Fees on Secondary Market Prices:** Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes and the secondary market prices are likely to exclude, hedging costs or, for brokerage account holders, commissions and other compensation paid with respect to the Securities.

♦ **Potential Conflict of Interest:** HSBC and its affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. The Calculation Agent, who is the issuer of the Securities, will determine the Payment at Maturity based on the observed Final Price. The Calculation Agent can postpone the determination of the Final Price or the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date. HSBC Bank USA, NA is also a member of the LBMA which will determine the Official Closing Price of gold and, therefore, the value of your Securities as described above.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates:** HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Securities.

♦ **The Securities are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction:** The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities and you could lose your entire investment.

♦ **Uncertain Tax Treatment:** There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain, as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. Additionally, it is possible that the Internal Revenue Service ("IRS") could assert that the Securities should be treated as giving rise to "collectibles" gain or loss if you hold your Securities for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Securities is not a sale or exchange of a collectible but is rather a sale or exchange of a pre-paid forward or other executory contract that reflects the value of a collectible. "Collectibles" gain is currently subject to tax at marginal rates of up to 28%. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked

Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled forward or other executory contracts. Because of the uncertainty regarding the tax treatment of the Securities, we urge you to consult your tax adviser as to the tax consequences of your investment in a Security.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities. For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Description of the Reference Asset

The Official Closing Price of gold is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Official Closing Price of gold is an internationally published benchmark of the spot price of gold in U.S. dollars per troy ounce as determined at 3:00 p.m. London time. The Official Closing Price of gold is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia-ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale. The Gold Spot Price is published by Reuters page "GOFO".

The LBMA is an OTC market, as opposed to an exchange-traded environment. Members of the LBMA typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the Securities does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the LBMA.

The Securities are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this document, the accompanying prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Securities, prices at which the Securities are to initially be sold, or the quantities of the Securities to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the Securities.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical London P.M. fixing prices from January 18, 2007 through January 18, 2012. The London P.M. fixing price for the Reference Asset on January 18, 2012 was $1,647.00. We obtained the London P.M. fixing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical Official Closing Prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Final Price. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment beyond the Buffer.

Historical Performance of Gold
(London Fixing Price)



Supplemental Information Relating to the Terms of the Securities

Market Disruption Events

If any day on which the Official Closing Price of the Reference Asset is to be determined (a "valuation date") is not a scheduled trading day with respect to the Reference Asset, then the valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on a valuation date, then the Official Closing Price for such valuation date will be determined by the Calculation Agent in good faith and in its sole discretion. If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by an equal number of business days following the postponed Final Valuation Date and no interest will be paid in respect of such postponement.

"Market disruption event" means any day on which a condition specified in (a)—(d) below exists and which the Calculation Agent determines is material:

(a) the LBMA fails to determine or publish its London P.M. fixing price;

(b) any suspension of or limitation imposed on trading, whether by reason of movements in price exceeding limits or otherwise, (A) relating to the Reference Asset on the LBMA or (B) in futures or options contracts relating to the Reference Asset on any exchange or trading market for such contracts;

(c) any event that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants (A) to effect transactions in, or obtain market values for, the Reference Asset or (B) to effect transactions in, or obtain market values for, any futures or options contracts relating to the Reference Asset, on any exchange or trading market for such contracts; or

(d) any other event as determined by the Calculation Agent that materially interferes with the ability of the Issuer or any of its affiliates to unwind all or a portion of a hedge with respect to the Securities that the Issuer or its affiliates have effected or may effect as described under "Key Risks — Potential Conflict of Interest" above.

"Scheduled trading day" means any day on which the LBMA is scheduled to determine and publish its London P.M. fixing price.

Discontinuance or Modification of the Reference Asset; Alteration of Method of Calculation

If (i) the LBMA discontinues trading in the Reference Asset or (ii) there is a material modification in the content, composition or constitution of the Reference Asset, and if the Calculation Agent determines that the LBMA or any other market trades a successor or substitute commodity or contract that is substantially similar to the Reference Asset, then in each case that commodity or contract (the "successor asset") will replace the Reference Asset.

If the Calculation Agent determines that no successor asset exists, the Calculation Agent will determine the relevant Official Closing Prices on any scheduled trading day and the Final Price (as applicable in good faith and in its sole discretion). If a successor asset is selected by the Calculation Agent, that successor asset will be used as a substitute for the original Reference Asset for all purposes, including for purposes of determining the relevant Official Closing Prices on any scheduled trading day, the Final Price and whether a market disruption event exists. In this circumstance, the Calculation Agent may choose to determine the Official Closing Prices and the Final Price by reference to a single price source or multiple price sources. This choice may be affected by a number of factors, including whether the market(s) for the successor asset trade continuously, centrally fix prices and/or announce closing prices.

If the Calculation Agent determines that the method of calculating the price of the Reference Asset used by the LBMA has been modified in any material respect, then the Calculation Agent will (i) make such adjustments to the relevant Official Closing Prices on any scheduled trading day, the Final Price and any other terms of the Securities as it considers necessary to account for the economic effect of such modification and (ii) determine the Payment at Maturity with reference to the terms of the Securities as adjusted.

In each of the foregoing events, the relevant Official Closing Prices on any scheduled trading day and the Final Price may be different than it would have been if the original Reference Asset had not been discontinued or modified. Thus, discontinuation or modification of the Reference Asset may adversely affect the value of the Securities.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return. If a market disruption event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Securities from us for distribution to UBS Financial Services Inc. (the "Agent"). We have agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The price to public for all purchases of Securities in brokerage accounts is $10.00 per Security. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates for distribution of the Securities to such brokerage accounts. The Agent will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.80 per Security, and will not receive a sales commission with respect to such sales.

Subject to regulatory constraints, HSBC (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the accompanying prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

Validity of the Securities

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture referred to in this pricing supplement, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 14, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Issuer on December 14, 2011.